Exhibit 97

Global Policy effective as of November 1, 2023

© 2023. Cemex, S.A.B. de C.V. All rights reserved.

INDEX

1. POLICY STATEMENT		1

2. POLICY INTERPRETATION, ENFORCEMENT AND ADMINISTRATION		1

3. GENERAL PROVISIONS		1

3.1.	DEFINITIONS	1

3.2.	RECOUPMENT OF ERRONEAOUSLY AWARDED COMPENSATION	5

3.3.	MEANS OF REPAYMENT	5

3.4.	CALCULATION AND RECOVERY OF RECOVERABLE AMOUNT	6

3.5.	NO INDEMNIFICATION	7

3.6.	AMENDMENTS	7

3.7.	NON-COMPLIANCE PROCESS AND REPORTING	7

3.8.	NO RETALIATION	8

3.9.	TRAININGS AND AUDITS	8

1. POLICY STATEMENT

This Policy provides guidance to ensure that Covered Compensation paid by the Cemex Group is based upon accurate financial data. This Policy is applicable to the Cemex Group and Employees regardless of where they reside or conduct business. Compliance with this Policy is mandatory for all Employees. Additionally, this Policy is adopted in accordance with Section 303A.14 of the New York Stock Exchange Listed Company Manual, Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended.

The Cemex Group and its Executive Officers must comply with this Policy in a manner that is consistent with the exercise of their fiduciary duty to safeguard the Cemex Group’s assets, including the time value of any potentially recoverable compensation.

2. POLICY INTERPRETATION, ENFORCEMENT AND ADMINISTRATION

This Policy was reviewed and recommended by the Corporate Practices and Finance Committee and approved by the Cemex Board of Directors.

The Cemex Global Legal and Organization & Human Resources Departments are responsible for the interpretation, administration, and enforcement of this Policy, as required. The Board of Directors and the Corporate Practices and Finance Committee, may, at their discretion, delegate the recoupment preparations, calculations, and processes’ responsibilities under this Policy to the Cemex Corporate Legal Compliance Department and the Cemex Organization & Human Resources Department. The Cemex Global Legal Department and Cemex Organization & Human Resources Department may request any necessary support from other areas of the Cemex Group in order to administer, implement and oversee this Policy. This Policy should be observed in strict compliance with any applicable General Framework. However, if any provisions of this Policy are determined to be unenforceable, invalid under or in conflict with any applicable law, those provisions will be applied to the maximum extent allowed and will be modified to align with their intended goals, as necessary to comply with any legal limitations.

When in doubt as to the content or application of this Policy, or when there is a conflict with any applicable local laws, regulations and rules of any Cemex’s Business Unit, any Employees who have any responsibility pursuant to this Policy have the obligation to contact the Cemex Global Legal Department and the Cemex Organization & Human Resources Department for guidance.

The Cemex Group’s rights to pursue any forfeiture or reimbursement as established in this Policy are not a substitute for any other recoupment rights, remedies, or rights, apart from recoupment, that the Cemex Group may have under the provisions of any law, government regulation, stock exchange listing requirement, or any other policy, employment agreement, equity award agreement, or any other plan or agreement of the Cemex Group.

3. GENERAL PROVISIONS

3.1. DEFINITIONS

∎

“Affiliate” means, with respect to any corporation, limited liability company, trust, joint venture, association, company, partnership, or other entity, another corporation, limited liability company, trust, joint venture, association, company, partnership, or other entity that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the corporation, limited liability company, trust, joint venture, association, company, partnership, or other entity specified.

∎	“Audit Committee” means Cemex, S.A.B. de C.V.’s Board of Directors’ Audit Committee, or such other committee as the Board of Directors may, from time to time, appoint to undertake such functions.

∎	“Big R Restatement” means restatements where there is a correction in an error in previously issued financial statements that is material to the previously issued financial statements.

∎

“Business Unit” means any area within the Cemex Group with personnel, resources, or assets. The term “Business Unit” also includes countries, regions, departments, divisions, functional areas (including global initiatives within the Cemex Group), companies or specific facilities (ready-mix plants, quarries, etc.) and their Presidents, Executive Vice-presidents, Vice-presidents, Directors, or Business Unit Leaders (or equivalent positions).

∎	“Business Unit Leader” means the head of any Business Unit.

∎	“Board of Directors” means Cemex, S.A.B. de C.V.’s Board of Directors.

∎	“Cemex” means Cemex, S.A.B. de C.V.

∎

“Cemex Corporate Legal Compliance Department” means the Cemex Corporate Legal Compliance Department of Cemex’s Global Legal Department or any other department which may in the future exercise similar functions in relation to the matters covered herein.

∎	“Cemex Global Legal Department” means the Cemex Global Legal Department or any other department which may in the future exercise similar functions in relation to the matters covered herein.

∎	“Cemex Group” means Cemex and its Affiliates.

∎

“Cemex Local Legal Department” means any Cemex Local Legal Department that supervises a specific country, region or Business Unit or any other local department which may in the future exercise similar functions in relation to the matters covered herein. For Business Units that have a Cemex Local Legal Department, it is the Cemex Local Legal Department who will perform the functions established in this Policy and not the corresponding Cemex Regional Legal Department.

∎

“Cemex Internal Audit Department” means the Cemex Corporate Process Assessment Department or any other department within the Cemex Group which may in the future exercise similar functions in relation to the matters covered herein.

∎

“Cemex Internal Control Department” means the Cemex Internal Control Department or any other department within the Cemex Group which may in the future exercise similar functions in relation to the matters covered herein.

∎

“Cemex Organization & Human Resources Department” means the Cemex Organization & Human Resources Department or any other department within the Cemex Group which may in the future exercise similar human resources functions in relation to the matters covered herein.

∎

“Cemex Regional Legal Department” means any Cemex Regional Legal Department that supervises a specific region or any other regional department which may in the future exercise similar functions in relation to the matters covered herein. For Business Units that do not have a

Cemex Local Legal Department, it is the Cemex Regional Legal Department who will perform the functions established in this Policy.

∎

“Cemex Senior Vice-President of Legal” means the senior vice-president of legal of the Cemex Group or any equivalent position within the Cemex Group which may in the future exercise similar functions in relation to the matters contained herein.

∎	“Code” means the US Internal Revenue Code of 1986, as amended.

∎

“Corporate Practices and Finance Committee” means Cemex, S.A.B. de C.V.’s Board of Directors’ Corporate Practices and Finance Committee, or such other committee as the Board of Directors may, from time to time, appoint to oversee the application of Cemex’s executive compensation policies.

∎

“Covered Compensation” means any Incentive-Based Compensation granted, vested or paid to a person who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation and that was received: (i) after beginning service as an Executive Officer; (ii) by someone who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while Cemex had a class of securities listed on a U.S. national securities exchange; and (iv) during the three completed fiscal years immediately preceding the date that Cemex is required to prepare an accounting restatement. In addition to these last three completed fiscal years, the Policy must apply to, if any, the transition period that results from a change in the Cemex’s fiscal year within or immediately following those three completed fiscal years. A transition period between the last day of Cemex’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

∎	“Employees” means the individuals who occupy and/or occupied during the Lookback Period a position in or are directly or indirectly employed by any company of the Cemex Group.

∎

“Erroneously Awarded Compensation” means the amount of Covered Compensation received during the fiscal period when the applicable Financial Reporting Measures relating to such Covered Compensation was attained that exceeds the amount of Covered Compensation that otherwise would have been received by the Executive Officer had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid.

∎	“Exchange” means the New York Stock Exchange or any other national securities exchange (as defined in the 15 U.S. Code § 78f) on which Cemex’s securities may be listed.

∎

“Executive Officer” means (i) Cemex’s president of the Board of Directors (only when Cemex’s president of the Board of Directors is an executive-president of the Board of Directors), Cemex’s chief executive officer, Cemex’s principal financial officer, Cemex’s principal accounting officer (or if there is no such accounting officer, Cemex’s main controller); (ii) any Cemex Employee identified as part of the Cemex Group’s senior management in its annual report filed with securities authorities in Mexico and/or in the United States of America; (iii) any other officer of the Cemex Group who performs a policy-making function as determined by the Cemex Corporate Legal Compliance Department; or (iv) any other person who performs similar policy-making functions for the Cemex Group as determined by the Cemex Corporate Legal Compliance Department.

∎

“Executive Vice President of Digital and Organization Development” means the executive vice president of digital and organizational development of the Cemex Group or any equivalent position within the Cemex Group which may in the future exercise similar functions in relation to the matters contained herein.

∎

“Financial Reporting Measures” means any measure that is a) determined and presented in accordance with the accounting principles used in preparing Cemex’s financial statements, and any measures that are derived wholly or in part from such measures, b) stock price, and c) total shareholder return. A financial reporting measure does not need to be presented within the financial statements or included in a filing with the U.S. Securities and Exchange Commission or any other securities commission in which Cemex has any security registered.

∎

“General Framework” means (i) the terms and conditions set forth in this Policy; (ii) applicable local laws and regulations to which each Employee and Business Unit is subject to; (iii) charter documents (i.e., by-laws, articles of incorporation, etc.) of the pertinent entity of the Cemex Group; and (iv) other applicable Cemex Group internal policies.

∎	“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial or non-financial reporting measure.

∎

“Little R Restatement” means restatements where there is a correction to an error in previously issued financial statements that is not material to the previously issued financial statements but would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period.

∎

“Lookback Period” means the three completed fiscal years immediately preceding the date on which Cemex is required to prepare a Restatement for a given reporting period, with such date being the earlier of a) the date the Board of Directors, Audit Committee, or any Employee authorized to take such action if the Board of Directors’ action is not required, concludes, or it reasonably should have concluded, that Cemex is required to prepare a Restatement, or (b) the date a court, regulator or other legally authorized body directs Cemex to prepare a Restatement. Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on if or when the Restatement is filed.

∎	“Our Code” means Cemex’s Code of Ethics and Business Conduct, as may from time to time be changed, amended, restated, supplemented and/or replaced.

∎	“Policy” means this clawback policy as may from time to time be changed, amended, restated, supplemented and/or replaced.

∎

“Received” wherein Covered Compensation is deemed received in Cemex’s fiscal period during which the financial reporting measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Covered Compensation occurs after the end of that period.

∎

“Restatement” means a required accounting restatement of any Cemex financial statement due to the material noncompliance of Cemex with any financial reporting requirement, including any such requirement under securities laws, including Big R Restatements or Little R Restatements.

∎	“Underlying Shares” means the shares representing the exercised equity award.

3.2. RECOUPMENT OF ERRONEAOUSLY AWARDED COMPENSATION

If a Restatement occurs, any Erroneously Awarded Compensation received during the Lookback Period prior to the Restatement will be handled as follows:

a.	Outstanding but unpaid Erroneously Awarded Compensation will be automatically and immediately forfeited.
b.	Erroneously Awarded Compensation that has already been paid to an Executive Officer will be promptly repaid to the Cemex Group in accordance with Section 3.3 of this Policy.

The Board of Directors, considering the recommendation of the Corporate Practices and Finance Committee, is required to resolve the forfeiture and/or repayment of such Erroneously Awarded Compensation in accordance with Section 3.3 of this Policy. The Corporate Practices and Finance Committee shall be responsible for executing the decision made by the Board of Directors. Notwithstanding the above, the Board of Directors, also following the recommendation of the Corporate Practices and Finance Committee, is only permitted to waive such requirement for the Erroneously Awarded Compensation within the following circumstances:

∎

Expense of enforcement. The direct expenses incurred in engaging a third party to assist in enforcing the Policy would exceed the amount to be recovered. Prior to concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Cemex Group’s corresponding company(ies) must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide such documentation to the Exchange or any other authority to which Cemex may have the obligation to deliver such documentation in order to comply with this Policy.

∎

Home country law violations. Pursuing the recovery would violate the corresponding Cemex Group’s company home country laws that were adopted prior to November 28, 2022. Prior to concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country laws, Cemex must obtain an opinion of home country legal counsel, acceptable to the Exchange or any other authority to which Cemex may have the obligation to deliver such documentation in order to comply with this Policy, that recovery would result in such a violation, and must provide such opinion to the Exchange or any other authority to which Cemex may have the obligation to deliver such documentation in order to comply with this Policy.

∎

Tax-qualified retirement plan. Recovery would likely cause a plan otherwise qualified under Section 401(a) of the Code to fail to meet the requirements of Section 401(a)(13) of the Code or Section 411(a) of the Code and the regulations promulgated thereunder.

Cemex’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the Restatement is filed.

3.3. MEANS OF REPAYMENT

If the Corporate Practices and Finance Committee determines that an Executive Officer must repay any Erroneously Awarded Compensation, then they should present this matter for the approval of the Board of Directors and if the Board of Directors approves it, the Corporate Practices and Finance Committee (through the President or Secretary of such committee) will send a written notice to that person via email. The Executive Officer is obligated to fulfill the repayment in a manner and according to the terms set by the Corporate Practices and Finance Committee in the written notice. The Cemex

Group has the right to offset the repayment amount against any outstanding amounts owed to the Executive Officer, demand the forfeiture of any past or future award granted or to be granted by the Cemex Group to the Executive Officer, or take any necessary actions to promptly recoup the repayment amount from the Executive Officer, within the limits permitted by applicable law.

If the Corporate Practices and Finance Committee does not specify a repayment deadline in the aforementioned written notice, the Executive Officer in question must repay the Erroneously Awarded Compensation to the Cemex Group via wire transfer, cash, or cashier’s check or any means as specified in the notice, reasonably promptly after receiving the notice.

The determinations and decisions made by the Board of Directors and the Corporate Practices and Finance Committee in accordance with this Policy will be considered final and obligatory to the Cemex Group and the Executive Officers to whom this Policy applies. Similarly, any determinations made by the Board of Directors and the Corporate Practices and Finance Committee regarding this Policy will be deemed final, conclusive, and binding on all parties involved.

3.4. CALCULATION AND RECOVERY OF RECOVERABLE AMOUNT

Following a Restatement, the Corporate Practices and Finance Committee will recalculate the relevant Financial Reporting Measures and the corresponding Covered Compensation. Cemex will assess whether an Executive Officer or former Executive Officer received a higher amount of Covered Compensation based on the original financial statements compared to what would have been received based on the recalculated Financial Reporting Measures. If the Covered Compensation is partially tied to the achievement of a Financial Reporting Measure, the Corporate Practices and Finance Committee will determine the portion of the original Covered Compensation linked to the restated Financial Reporting Measure and recalculate the affected portion based on the Restatement. The Erroneously Awarded Compensation will be calculated on a pre-tax basis to ensure its full recovery.

EQUITY

Regarding recoverable equity compensation, granted or vested to the Executive Officer based on accounting results during the Lookback Period, the Cemex Group will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement. The recovery process is as follows:

∎	If the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award.

∎

If the equity award has been exercised or settled into shares the Underlying Shares and the Executive Officer still holds the Underlying Shares, the Cemex Group will recover the number of Underlying Shares corresponding to the excess portion of the award (minus any exercise price paid for the Underlying Shares).

∎

If the Executive Officer has sold the Underlying Shares, the Cemex Group will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (minus any exercise price paid for the Underlying Shares).

STOCK PRICE OR TOTAL SHAREHOLDER RETURN

For Covered Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Restatement, the Corporate Practices and Finance Committee will determine the amount of such Covered Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Covered Compensation was received and the Corporate Practices and Finance Committee shall maintain documentation of such determination and provide such documentation to the Exchange or any other authority to which Cemex may have the obligation to deliver such documentation in order to comply with this Policy.

3.5. NO INDEMNIFICATION

No former or current Executive Officer shall be indemnified, insured, or reimbursed by the Cemex Group with respect to any loss of Received Covered Compensation deemed as Erroneously Awarded Compensation in accordance with this Policy.

Under no circumstances is the Cemex Group obligated to award Executive Officers with an additional payment if the restated or accurate financial results would have led to a higher incentive compensation payment.

3.6. AMENDMENTS

Cemex’s Board of Directors delegates the authority to amend and update this Policy to the Cemex Senior Vice President of Legal and the Executive Vice President of Digital and Organization Development, only when such amendment or update is required to clarify any interpretations of this Policy, reflect changes in the process and methodology to comply with this Policy, and to incorporate any updates required by changes in applicable laws or regulations, provided that any such amendment or update is not contrary to the current terms of this Policy.

3.7. NON-COMPLIANCE PROCESS AND REPORTING

Strict compliance with this Policy is expected and required from all Employees and Business Units. Any violation of this Policy may result in disciplinary action including but not limited to employment suspension or termination, as well as any other sanctions set forth and applicable pursuant to the General Framework.

Employees have a duty to report, through any of the official reporting channels set out in Our Code, if they have knowledge of or suspect that a misconduct has occurred, is occurring or will occur, with regards to this Policy.

The Cemex Group encourages all Employees to report, in good faith, any potential violation regarding this Policy or applicable laws through any internal or external channels (i.e. corresponding authorities). The official internal channels for reporting any actual or suspected breaches to this Policy are the following:

•	ETHOSline, via online, phone, or e-mail;
•	Cemex Internal Audit Department;
•	Any Cemex Local ETHOS Committee, via phone, e-mail or in person;
•	The corresponding Cemex Regional Legal Department or Cemex Local Legal Department; and/or
•	Cemex Corporate Legal Compliance Department.

Subject to the applicable General Framework, complaints should be kept strictly confidential.

3.8. NO RETALIATION

The Cemex Group strictly prohibits retaliation or any form of discrimination against any individual who reports in good faith any possible non-compliance with this Policy or applicable laws. Such retaliation would be grounds for discipline, including potential termination of employment. No Employee shall be directly or indirectly terminated, demoted, suspended, threatened, blacklisted, harassed, or in any other manner discriminated in the terms and conditions of employment or post-employment solely because they reported in good faith an actual or suspected violation of this Policy or applicable laws.

Additionally, the Cemex Group shall not undertake adverse action against any party that could be viewed as retaliatory, including but not limited to, the non-renewal or early termination of a contract, placing said third party in blacklists or damaging their reputation.

3.9. TRAININGS AND AUDITS

If and when required by the Cemex Corporate Legal Compliance Department, Employees could be required to attend necessary trainings regarding this Policy. Employees that receive training on this Policy can be asked to provide written confirmation that they have received the corresponding training. The Employees that require any training shall be identified by the Cemex Corporate Legal Compliance Department, at their discretion.

Additionally, the Cemex Corporate Legal Compliance Department has the authority to carry out audits to evaluate compliance with this Policy. The Cemex Corporate Legal Compliance Department shall also have full authority, oversight and supervision over, and discretion to audit the Cemex Regional Legal Departments and the Cemex Local Legal Departments with regards to compliance with this Policy. Such auditing discretion shall also be applicable to the corporate Cemex Internal Audit Department and Cemex Internal Control Department. Any refusal to cooperate with such audits may result in disciplinary action including but not limited to employment suspension or termination, as well as any other sanctions set forth and applicable pursuant to the General Framework.